| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | September 30, 1998 |
| Estimated average burden hours per response | . . . 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02022790

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

RECEIVED
AUG 2 1 2002
SEC'L PROCESSING SECTION WASH, D.C. 154

| SEC FILE NUMBER |
|---|
| 8- 33846 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 7/1/01 (MM/DD/YY) AND ENDING 6/30/02 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

CIRCLE TOWER, 55 MONUMENT CIRCLE, SUITE 715
(No. and Street)

| INDIANAPOLIS | INDIANA | 46204 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL C. GRADY (317) 637-4844
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICE & GARTRELL, P.C.
(Name — *if individual, state last, first, middle name*)

| 8465 KEYSTONE CROSSING, SUITE 195 | INDIANAPOLIS | IN | 46240 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 2 8 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, MICHAEL C. GRADY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INDIANA MERCHANT BANKING AND BROKERAGE CO., INC., as of JUNE 30, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

N/A

Signature

Title

ELLA L. MASLOWSKI NOTARY PUBLIC SEAL STATE OF INDIANA

Notary Public
ELLA L. MASLOWSKI
Resident of MARION County
My Commission Expires 10-24-07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDIANA MERCHANT BANKING
AND BROKERAGE CO., INC.
FINANCIAL STATEMENT

JUNE 30, 2002

CONTENTS

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

## Independent Auditor's Report

We have audited the accompanying statement of financial condition of Indiana Merchant Banking and Brokerage Co., Inc., as of June 30, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We have conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial condition of Indiana Merchant Banking and Brokerage Co., Inc. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Price & Gartrell, P.C.
PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 18, 2002

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.
Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2002

## ASSETS

| | | |
|---|---|---|
| Cash in bank | $ | 33,484 |
| Cash – Clearing Firm | | 10,000 |
| Accounts receivable | | 2,584 |
| TOTAL ASSETS | $ | 46,068 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| LIABILITIES | | |
| Due to affiliate | $ | 3,567 |
| Commissions payable | | 1,162 |
| | | 4,729 |
| Stockholder's equity: | | |
| Common stock, no par value | | |
| 1000 shares issued and outstanding | | 5,000 |
| Additional paid-in capital | | 38,128 |
| Retained earnings (deficit) | | (1,789) |
| TOTAL STOCKHOLDER'S EQUITY | | 41,339 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 46,068 |

See accompanying notes to financial statements.

# INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
## STATEMENT OF INCOME
## FOR THE YEAR ENDED JUNE 30, 2002

| | |
|---|---|
| **INCOME** | |
| Commissions | $ 573,281 |
| Interest | 7,986 |
| | 581,267 |
| **OPERATING EXPENSES** | |
| Management fees | 524,266 |
| Licenses and fees | 33,693 |
| Sundry other | 21,644 |
| | 579,603 |
| **NET INCOME** | $ 1,664 |

See accompanying notes to financial statements.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2002

| | COMMON STOCK | ADDITIONAL PAID IN CAPITAL | RETAINED EARNINGS (DEFICIT) |
|---|---|---|---|
| Balance at July 1, 2001 | $ 5,000 | $ 38,128 | $ (3,453) |
| Net income | | | 1,664 |
| Balance at June 30, 2002 | $ 5,000 | $ 38,128 | $ (1,789) |

See accompanying notes to financial statements.

NDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2002

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 1,664 |
| Changes in assets and liabilities | | |
| Decrease in amount due to Affiliate | | 2,663 |
| Increase in accounts receivable | | 1,048 |
| Increase in accounts payable | | (472) |
| Increase in cash from operating activities | | 4,903 |
| Cash at beginning of year | | 28,581 |
| Cash at end of year | $ | 33,484 |

See accompanying notes to financial statements.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is a registered broker-dealer under the Securities Exchange Act of 1934.

2. CAPITAL REQUIREMENTS

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital as defined under Rule 15c3-1. At June 30, 2002, the Company had net capital of $ 40,470.

3. EXEMPTION FROM RULE 15c3-3

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company meets the exemptive provisions of Rule 15c3-3.

4. RELATED PARTY TRANSACTIONS

The Company utilizes the offices, equipment and personnel of a related company and, accordingly, pays such company management fees. Both companies have the same stockholder.

5. INCOME TAXES

At June 30, 2002, the Company has available net operating loss carryforwards of approximately $ 8,475 which may be used to offset future taxable income. Such carryforwards expire through the year 2012.

INDIANA MERCHANT BANKING AND BROKERAGE CO., INC.
COMPUTATION OF NET CAPITAL
JUNE 30, 2002

| | | |
|---|---|---|
| Net worth | $ | 41,339 |
| Less: | | |
| Haircut | | (869) |
| Net capital | | 40,470 |
| Less: capital requirement | | (5,000) |
| Excess capital | $ | 35,470 |

With respect to the computation of net capital under rule 15c3-1, no material differences exist between the computation herein and the respondent's corresponding determination filed for the quarter ended June 30, 2002.

See accompanying notes to financial statements.

PRICE & GARTRELL, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Indiana Merchant Banking and Brokerage Co., Inc.
Indianapolis, Indiana

We have examined the financial statements of Indiana Merchant Banking and Brokerage Co., Inc. for the year ended June 30, 2002 and have issued our report thereon dated July 18, 2002. As part of our examination, we made a study and evaluation of the company's system of internal accounting control, (which includes the procedures for safeguarding securities), to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or (ii) in Section 4 (c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Stephen D. Price, C.P.A.
H. Lynn Gartrell, C.P.A.

Joseph G. Miller, Jr., C.P.A.
Frank T. Crislip, Jr., C.P.A.

8465 KEYSTONE CROSSING, SUITE 195 • INDIANAPOLIS, INDIANA 46240
(317) 257-4100 • FAX (317) 205-7005 • EMAIL pgpc@on-net.net

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Indiana Merchant Banking and Brokerage Co., Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives. In addition, no facts came to our attention that would indicate that conditions of the exemption from the rule 15c-3-3 had not been complied with during the period.

This report is intended solely for the use of management and the Securities and Exchange Commission, and should not be used for any other purpose.

Price & Gartrell, P.C.

PRICE & GARTRELL, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

JULY 18, 2002